Exhibit 21
SUBSIDIARIES
Name	Jurisdiction of Formation

CyberOptics Ltd.	United Kingdom

CyberOptics Holdings Ltd.	United Kingdom

CyberOptics (Singapore) Pte. Ltd	Singapore

CyberOptics (China) Co., Ltd.	People’s Republic of China